October 23, 2007

Mr. Charles E. Cowan
Mr. Charles R. Norton
Mr. Don A. Patterson
c/o Meadow Valley Corporation
4602 E. Thomas Road
Phoenix, AZ 85020

Gentlemen:

I am writing to express my profound disappointment with you, the Independent
Directors of Meadow Valley Corporation, for your abject failure to safeguard
Shareholder value. As a fiduciary ourselves, we can no longer wait patiently for the Board to act to unlock the persistently discounted value of Meadow Valley stock; and we can not stand by and watch as the actions you do take continue to destroy Shareholder value. As is painstakingly documented below, I believe that the best way to maximize long-term shareholder value for all shareholders is the immediate sale of the company to the highest bidder. Therefore, we demand that the Board immediately engage an independent, nationally recognized, investment bank with relevant industry and transactional experience, to assess all strategic alternatives, including selling the Company. We believe that any good investment banking firm will, as a result of its assessment, advise you that a sale of the Company is the superior, and perhaps the only, strategic alternative available to the Company to maximize long-term Shareholder value. All statements contained in this letter are the opinions of CD Capital Management LLC or based on facts derived from public records, unless otherwise noted. The review period covered by this letter begins on February 27, 2006 and continues until October
22, 2007, unless otherwise noted.

Our most recent due diligence efforts with respect to monitoring our investment in the Company - conversations principally with investment bankers, Wall Street research analysts, potential strategic and financial buyers, etc., - have led us to conclude that there are several financial and strategic purchasers potentially interested in acquiring Meadow Valley. Therefore, based on both our direct knowledge of interested acquirers, specifically, and the marketplace for strategic acquisitions in general, we believe there is a strong likelihood of completing a sale transaction at a significant premium to today's price. Based upon these discussions and our views of value, we believe that a transaction could be consummated at a value range of $17-$19 per share (see our analysis below). Under separate cover, we will send you contact information for what we believe to be six highly regarded, independent and nationally recognized investment banks all with the requisite industry and transactional experience;
and who we believe would have a strong interest in advising Meadow Valley. For the Board to not authorize management to contact these (and any other reputable)
investment banks and then to not hire one of them to conduct the analysis described herein (giving public notice of the engagement), I believe would be a noteworthy and significant breach of your fiduciary duty.

Of course, rational people can disagree on a course of action, strategy or even principles given a set of facts; but they cannot, by definition, disagree on the facts. A Fact is something that is the case, something that actually exists, or something that can be verified according to an established standard of evaluation. Clearly, the Independent Directors of our Board seem to believe that their actions are rational and appropriate, and seem comfortable in making such major decisions for the Owners of the Company without the benefit of actual common stock ownership. We could not disagree more and believe the facts irrefutably support us in our belief. Please be advised that in writing this letter, my goal is not to impeach you or management on a personal level, but rather it is to analyze the facts as they actually exist, according to established standards of evaluation and in the "bright sunlight of the day" so all stakeholders can draw their own conclusions.

As you know, our vocal history with the Company began well over a year ago, as the value discount - the discount level that the market prices the Company's stock relative to its peer group - began increasing from its already elevated levels. In a letter to Brad Larson, dated August 15, 2006 (previously filed with our Schedule 13D), I hypothesized that some of the factors contributing to
Meadow Valley's persistent and widening value discount were likely to be: (i)
the Company's micro-cap status, (ii) lack of Wall Street research coverage,
(iii) the lack of scale, compared to the other public E&C companies (average market cap is just over $1.0 Billion), and (iv) a very illiquid stock. By their nature, these impediments don't simply go away with the passage of time. They are binary in nature and thus are either issues or non-issues until resolved. At the time, we felt that a sale transaction addressed all of the above issues, but was not the only course of action the Board could take. However, we did warn that pursuing the status quo did nothing to address the issues and likely exasperated them. We concluded by suggesting that the Company consider hiring an investment banker to explore all strategic options, including a sale. Sadly, the
Company never responded publicly to our sale suggestion and rejected a series of subsequent overtures made by us to discuss unlocking long-term value for all
Shareholders.

While the Board has been "pondering" the issues for well over a year, it is yet to come up with a plan, or instituted any actions, to maximize long-term shareholder value that, in any way, is recognizable to the market. I emphasize the distinction between what you think you have done to maximize value and the market's assessment of what you have done, as they are not equivalent. We do, however, know of three extraordinarily questionable financial and governance decisions the Board has authorized: (i) employing an inexperienced investment bank and issuing nearly 20% in a dilutive and expensive common stock and warrants private placement, (ii) amending the Company's Bylaws, significantly limiting Shareholder rights without Shareholder ratification, and (iii)
repurchasing Ready Mix, Inc. common stock at an

unnecessary premium, when you already had a controlling interest. Lastly, we have analyzed the full body of the Board's decisions and leadership over the past 20 months, analyzing the short-term impact of the Company's "material disclosures", as disclosed on Form 8-K, on the stock price, and the results are alarming. For the past 20 months, this Board has stood idly by, or took incredibly questionable actions, while material announcement after material announcement persistently degraded Shareholder value; never once, seemingly, asking itself if the Board's (or management's) strategy to maximize Shareholder value was sound. I will discuss all of the aforesaid in more detail below.

Approximately one year ago, just as we were preparing to file our initial 13D in
October 2006, the Company issued units (consisting of 817,120 common shares and
81,712 five-year warrants struck at $12.60) in a private placement transaction priced at $9.00 per unit. This nearly 20% dilutive offering is noteworthy for several reasons: First, the placement agent you hired had no discernable private placement experience and charged the company a 10% placement fee plus expenses.
Placement Agent fees generally range between 5%-7.5% of the capital raised, thus you seem to have been overcharged by between 2.5% and 5%. Moreover, according to
Sagient Research's Placementtracker.com, which tracks private placement activity, the investment bank you hired to place these securities has not placed a single other private placement during 2006 or 2007 year to date. To put this lack of experience into perspective, there were over 3300 private placement transactions completed during 2006/2007 led by more than 25-30 qualified, experienced and well regarded investment banks. We also found it quite odd that none of the major Shareholders of the Company that we've spoken to were contacted by the placement agent to participate in the transaction; seemingly a clear effort to disenfranchise and dilute the major Shareholders. To be clear, neither inexperienced named investment banks, nor backroom undisclosed
"advisors" fit the bill for what long-term shareholders such as us expect and demand of our Board and management. Second, in reaction to the public disclosure of this financing, by the close of the second day, Meadow Valley's stock was down almost 10%.

Third, and most importantly, the all-in equity cost of capital of this financing, which we estimate at over 30%, has had a detrimental and adverse long-term impact on Shareholder value. As you know generally from our past discussions, and specifically from our March 2007 Board Presentation (previously filed with our 13D/A), one of the strategic alternatives that we previously discussed with the Company was building the Company by executing management's long term strategic plan. Notwithstanding the fact that I can't tell you what the plan is or the feasibility of its success, it is now a moot point. As any recent graduate of a MBA program can tell you, cost of equity capital has a direct bearing on the value of a (cash flowing) enterprise. Therefore, almost no matter how fantastic or rosy management's projections are, the resulting value is severely handicapped by Meadow Valley's stratospheric cost of equity capital.
We define your cost of equity capital simply as the cost to acquire growth capital, a fairly textbook definition. After examining the Company's 2006 private placement, we have estimated the Company's equity cost of capital as follows:

Transaction Costs          10.0%    (Placement Fee to Wunderlich Securities)
Market Discount            16.7%    (Purchase Price of $9 compared to $10.80 day before)
Warrant Value               4.0%    (Black-Scholes Model)

Total                      30.7%
Risk Adjustment            1.22x    (Company's inception to date Standard Deviation of Equity Returns)

Risk Adjusted Cost of Equity Capital = 37.4%

Given the market's expectations for the future, in part set by management; and
the Company's present cost of equity capital, we see a "status quo" value range of between $12 and $15 per share. This value assumes some very aggressive value inputs including: a six-year, 15-20% compound annual growth rate for free cash flow, a meaningful reduction in the debt/equity ratio, a meaningful reduction of equity cost of capital and improved market multiples of 8x EBITDA for
Construction and 10x for Materials. Interestingly, this value range has been the persistent and majority value in the market since mid-2005, suggesting fair value for the stock under current leadership.

Obviously, intrinsic value would become fully apparent if the Company were to be sold. When you hire an investment bank for the strategic alternatives review, we believe the bank would demonstrate to the Board that a sale transaction is more certain and would result in a greater value than the status quo management plan.
Based on our simple Sum-of-the Parts Valuation, we believe that an immediate sale transaction would result in a purchase price of at least $17-$19 per share, even being limited by the "market premium" buyers would be willing to pay, and could likely be closed in approximately 6-months time. However, the only true test for determining intrinsic value is for an experienced investment bank to test the market by conducting a full auction process.

CD Capital - Sum of the Parts Valuation
Projected Consolidated EBITDA                                 $14.269 Million (1)
Weighted-Average Market Multiple                              7.132x (2)

Projected Enterprise Value                                    $101.769 Million

Plus Net Cash                                                 $12.2
Less Minority Interest                                        $14.6 (3)

---------------------------------------------------------------------------------------------------------------------
Equity Value                                                  $99.400 Million
Equity Value per share                                        $18.74 (4)
---------------------------------------------------------------------------------------------------------------------

1. CD Capital projection of forward 12 months EBITDA based on publicly available information and our internal assumptions.
2. Based on 6x EBITDA for Construction and an 8x for Materials.
3. Based on the market value on 10/22/07 of the 34% of RMX not owned by MVCO.
4. Based on fully diluted shares of 5.305 million.

Juxtapose this potential immediate sale value with the discounted cash flow value of our best case version of management's status quo plan and the decision is clear. Furthermore, the status quo plan, as detailed below, contains very optimistic assumptions and has considerable execution risk as compared to the sell now approach!

Intrinsic Value Comparison                  Sell Now                   Status Quo

Projected Intrinsic Value                   $18.74   (1)               $15.27 (2)
Compounded Annual Growth to Achieve         8.85% (3)                  20% (2)
Exit Multiple to Achieve Stated Value       7.132x (4)                 9.132x (4)
Weighted Average Cost of Capital            NA                         23.0% (2)
Additional Shareholder dilution             NA                         20% (5)
Timing to Achieve Outcome                   6-9 Months                 2-3 Years
Risks to Achieve Outcome                    Market                     Market
                                                                       Execution
                                                                       Cost of Capital
                                                                       Economy

1. See CD Capital's Sum of the Parts Value summarized above.
2. Discounted cash flow value based on 20% annual growth for FCF and EBITDA, reduction in debt/equity ratio to 10% and weighted-average cost of capital reduced to 23% over the term of the projection and significantly improved market multiples for "terminal value".
3. One year growth rate consistent with what we believe management is forecasting for the forward 12 month period beginning July 1, 2007.
4. Assumes 6x EBITDA for Construction and 8x for Materials in the "Sell Now"
scenario and 8x EBITDA for Construction and 10x for Materials under the "Status
Quo" scenario.
5. In order to pay down debt, fund working capital and continue to make capital expenditures to generate these projected cash flows, we estimate that the
Company will need to raise additional equity capital over the next five years.

Therefore, even if the board and management had the wherewithal to deliver such optimistic performance and the market responded by eliminating the valuation discount, the company's weighted-average cost of capital and the real-world execution risk associated with management's plan would dictate suboptimal long-term value creation when compared to an immediate sale transaction.

Your February 2007 amendments to the Company's Bylaws, designed to fundamentally restrict Shareholder rights, has, we believe, created a sentiment within the market, including us and many other large Shareholders, that the Board has put its and management's financial interests, measured in terms of annual compensation, ahead of its fiduciary duties. In addition to the argument that immediate sale yields a more certain outcome and better price than the status quo, we believe that the Board's February governance actions call into question the Board's independence and ability to make sound judgments for the benefit of all Shareholders. In addition, as a direct result of the Board's February governance modifications; the Company now garners an Institutional Shareholder
Services ("ISS") Corporate Governance Quotient ("CGQ") ranking of 19. This means that of the 380 public "capital goods" companies tracked by ISS, 81% score better than Meadow Valley on governance. The relevance of the ISS grade is that most institutional investors shy away from such poorly governed companies and thus exacerbates our illiquidity problem. In addition to the ISS failing corporate governance grade, Glass, Lewis & Co., another well recognized proxy services firm recommended to all Meadow Valley Shareholders that they withhold their votes for both Messrs. Larson and Nelson of the Company based on their approval of the shareholder rights plan, stating "We believe that boards should be given wide latitude in directing the activities of the company and charting the company's course. However, on an issue such as this, where the link between the financial

interests of shareholders and their right to consider and accept buyout offers is so substantial, we believe shareholders should be allowed to vote on whether or not they support such a plan's implementation". They went on the say, "In this case, we believe that the directors who served on the board at this time bear the responsibility for implementing the shareholder rights plan without first allowing shareholders to vote on its adoption. Had Messrs. Cowan, Norton and Patterson been up for election at this year's annual meeting, we would have recommended withholding votes for them as well."

Ironically, the Company's recently adopted poison pill has potentially limited share price appreciation in that, if someone were inclined to acquire just 5%
let alone 15% of the Company, we would not be having this discussion because it is likely that the buying pressure, estimated at more than 100% of every share traded since February 13th, would have substantially increased our share price!

Given your failing grade as determined by ISS in combination with the fact that the Board and the four highest paid senior officers' 2006 compensation totaled over 51% of the audited 2006 net earnings, it is a fair and legitimate question for the owners of Meadow Valley to ask the Independent Directors "why should your governance actions be viewed as value creating, shareholder friendly, or in the interest of long-term value creation?" At best, the situation, in combination with the Board's and management's compensation, has created conflicting incentives between the Board/management and the Owners. At worst, it has created outright conflicts of interest. Suffice it to say, there is a potential conflict of interest, and in conjunction with the Company's small size, the scale-industry it competes in and the extraordinarily high cost of capital and many other issues outlined herein, is just another in the litany of reasons why the Company should be sold immediately.

Despite my being highly critical of some of the Board and management's decisions over the past 20 months, I have consistently tried to get the Company to engage us in a real dialogue in order to bring our resources to bear and help the Board and management to maximize Shareholder value. To that end, in addition to our numerous phone conversations, letters and other correspondence, a colleague of mine and I made a formal in-person presentation to the Board on March 6, 2007
(previously filed with our March 8, 2007 Schedule 13D), presenting the operational and governance issues, the resulting value disconnect and the
Company's strategic options. While the Board politely listened to our presentation, it did not ask any substantive questions nor make any statements other than to say it understood the issues.

Apparently you did not understand the issues, because in the more than six months from the date of our Board presentation, the Board has not taken any value enhancing steps, and continues to make highly incomprehensible, value destroying, decisions. For example, on June 29, 2007, the Board approved and management executed on purchasing 476,550 shares of Ready Mix Inc.'s common stock from a Ready Mix 13D filer (13D filed on 12/5/06). That 13D filer disclosed its intentions in their Item 4, stating only their "investment purpose" and potential "to communicate with management ways to enhance shareholder value". In just a little over 6 months later, the only Shareholder
(of either Meadow Valley or Ready Mix) whose value was enhanced was that 13D filer. To be fair, given the asymmetry of information resulting from your being a public company, we can't comment intelligently on whether the RMX repurchase was a good or

bad strategic move. Suspending our disbelief for the sake of argument, however, we still view the cost of that acquisition to be out of step with its purported benefits. Like Meadow Valley, Ready Mix's stock is very illiquid. If the 13D filer was forced to sell in the market, it would most likely have sold at a significantly lower price, which you could have availed yourself to had you had adopted such an open-market share repurchase program. And, as this was not for a
"control" position, it is our belief that a discounted (not premium) purchase could and should have been negotiated with the 13D filer. This also begs the question of whose stock was a more compelling value, RMX or MVCO? I would argue that had that same $7 million been spent on open-market purchases of Meadow
Valley stock (estimated at between 530-580 Thousand shares) - notwithstanding the fact that the Board recently authorized the sale of MVCO stock at $9 per share - it would have had a significantly better outcome for Meadow Valley
Shareholders as it would have represented approximately 72% of the total volume traded since the announcement.

For readers who are unfamiliar with your capital structure and the details of this truly amazing transaction, Meadow Valley already owned a controlling financial and voting interest in Ready Mix (53% as disclosed in the July 2, 2007
Form 8-K filing). Furthermore, without sufficient explanation to the Owners of
Meadow Valley, clearly not for a "control" position, and disclosed one day in front of a national holiday, the Company paid $14.25 a share, or nearly a 12%
premium, to acquire the stake from the 13D filer/shareholder. Amazingly, this same Board authorized and executed on the Initial Public Offering of RMX stock just over two years ago (8/2005) at $10 per share! To put this pre 4th of July
Holiday disclosure into a little more perspective, it is our understanding that an undisclosed "advisor" recommended both: (i) the repurchase as the best
"strategic alternative" for the Company and (ii) the price paid, despite the fact that Ready Mix stock had not traded at or above $14.25 since May 2006 and was very illiquid. Today, RMX stock now trades (and I use that term loosely) at
$11.20 per share (as of the close on 10/22/07). Thus, the Board's investment acumen, so far, has rewarded the Meadow Valley owners with a negative 21.4%
return on their invested capital. As I detailed above, it cost Meadow Valley's owners approximately 30% to raise the money used to purchase the RMX stock (37%
on a risk adjusted basis); giving Meadow Valley's owners a return of negative
52.4%. Now, just to breakeven on our Ready Mix investment, RMX stock needs to trade to over $17 per share, a level it has only briefly achieved in its history and never sustained.

As articulated above, we have described in detail the consequences of three significantly questionable actions taken by the Board, each individually a watershed event, which have undoubtedly destroyed long-term Shareholder value.
In addition, there seems to be a pervasive undercurrent that this Board is completely unaware of, which has made even positive material events disclosed by the Company to be regarded by the market as value destroying. I am speaking of
Meadow Valley's stock reaction, over the past 20 months, to each of the
Company's 21 material events as reported and filed on Form 8-K. These topics ranged from quarterly results to governance, Regulation FD disclosures, management changes, etc. We have analyzed the market's reaction to all of these
8-K filings, which by design is a short-term assessment, as measured by price change, and it unambiguously concludes that the Board has failed to protect and preserve Shareholder value. In summary, more than 75% of the Company's material disclosures resulted in a lower stock price two days after their announcement.
In the aggregate,

all 21 material disclosures resulted in a 53.2% cumulative destruction in short-term value. Moreover, when compared to the Russell 2000 Index and the Dow
Jones Construction and Materials Index, to rule out "market effect" on our price change, the Meadow Valley Shareholders' "Misery Gap" was more than 56.6% and
63.1%, respectively (see our 8-K Analysis attached as Exhibit B).

Before you scoff at our analysis seizing on the term "short-term", let me explain the cumulative effect it has on the Owners and the market. Your actions/inactions have created a market context analogous to a steep climb up a slippery slope without shoes. In that context, long-term value creation is made significantly more difficult. In plain English, the market does not believe, based on years of inaction by the Board, bad financial and governance decisions, suboptimal scale and high cost of capital, that the Board and management are capable of unlocking long-term value on their own; hence the persistent value-discount applied to Meadow Valley's stock over the years and the final reason why we believe a sale now makes the most sense for maximizing long-term shareholder value.

In trying to address (i) the persistent value disconnect and (ii) the Board's continuation of strategic and financial missteps, I discussed with both Brad
Larson and Chuck Norton my general view that boards of public companies like
Meadow Valley should consider adding a major Shareholder representative as a
Director. The idea is simple, bring Ownerships' perspective into the formal decision making body as a non-controlling Director, giving all Shareholders comfort that their interests are being served. And, as I explained to both Brad and Chuck, our due diligence indicated that other major Shareholders would view such a move as a very positive development. Moreover, I even told Brad that while I preferred not to, if the Board believed that my joining the Board would add value to the Company, I would seriously consider such an invitation. As you know, I have had a modicum of success in that regard. Sadly, the Independent
Directors of the Board have decided that, despite having no actual ownership of any common stock (not granted via options), its going-it-alone strategy is working for them; and therefore, announced publicly during its August 2007 earnings call, in response from another large institutional investor's direct question, the Board's decision to not add any Shareholder Director at this time, although Brad did say it was still being considered.

In the final analysis, you gentlemen have had ample opportunity, over the past
20 months, to take action, but have failed to be effective at every turn. You have made numerous value-destroying decisions, have made no fundamental progress running a public company, have rejected numerous overtures from us to help, and you have not engaged any qualified and independent advisors to assist you in the performance of your Fiduciary duties. You also seem to be following the
"activist 101 legal advice" from your counsel to ignore both the messenger and the message! For both the arguments articulated above and the facts catalogued in Exhibit A, we believe that the Board must immediately engage an independent, nationally recognized, investment bank with relevant industry and transactional experience to quantify the value achievable in a sale and then conduct a full and robust auction process to sell the Company and achieve that value.

We would expect that the banker hired by the Company to conduct a true
"strategic alternatives" review to justify the sale pricing and decision; and we would expect that the

investment bank would objectively quantify the long-term value obtainable by virtue of management's operating plan (including the risk associated with actually achieving that plan and the Company's exorbitant cost of capital) and compare that to the value obtainable in a sale transaction. While we would certainly be willing to be proven wrong, after all we are looking for the best value we can achieve as one of the Company's largest owners, we find it hard to believe that any outcome other than a sale of the Company makes any sense.

While we believe your course to be clear and immediate action a necessity --
hire an investment banker to sell the Company -- we are happy to discuss with you any or all of the matters covered in this letter at any time. Of course, we are but one of your largest Shareholders. Therefore, we expect management to hold an open forum for frank discussion so all Shareholders and the marketplace can understand any differing perspectives on what to do with Meadow Valley. We expect to hear from the Company publicly on all of these matters at, or prior to, the Company's next quarterly conference call anticipated to be on or before
November 15, 2007.

Respectfully yours,

/s/ John D. Ziegelman

John D. Ziegelman
Managing Member
CD Capital Management LLC

                                       10

Exhibit A - Factual Summary

All of the following were obtained from publicly available sources as noted
below.

A.       The Board's Record of corporate and governance oversight has given the company a failing grade on corporate governance, as determined by ISS, and includes, but is not limited to:
          (i)      No actual current common stock Ownership by any Independent
                   Directors and an immaterial amount owned by the "C" level
                   corporate officers (2007 Proxy Statement).
          (ii)     No Chairman of the Board (2007 Proxy Statement).
          (iii)    A staggered Board of Directors (2007 Proxy Statement).
          (iv)     The Board recently took actions that are contrary to
                   Institutional Shareholder Services (ISS) recommendations for good corporate governance practices including, but not
                   limited to: instituting a "poison pill" at a 15% Ownership level, disallowing Owners from calling a special
                   stockholders' meeting, removing the ability of Owners from taking action by unanimous consent, and providing that only
                   Directors can fill a Board vacancy; ALL without Shareholder input or ratification (FORM 8-K DATED 2/5/07).
          (v)      Authorized a private placement transaction, conducted by an inexperienced placement agent, when the stock was trading at a depressed level without understanding the cost of capital
                   (and its impact on value) and dilution to existing
                   Shareholders (Form 8-K dated 10/20/06).
          (vi)     While already the majority Owner of Ready Mix Inc. common
                   stock (i.e., greater than 50% Ownership), authorized and paid nearly $7 million - $14.25 per share or approximately a 12%
                   premium over market - to acquire a roughly 6% additional
                   stake in Ready Mix Inc. from an activist Shareholder (13D
                   filer). (Form 8-K dated 7/2/07).
          (vii)    During calendar year 2006, the three Independent directors were compensated to the tune of $203,300, or 4.4% of 2006's audited earnings (2007 Proxy Statement and 12/31/06 10-K).
          (viii)   During calendar year 2006, the top 4 executive officers and the Independent Directors combined were compensated to the tune of $2,132,412, or a staggering 51.2% Of 2006's audited earnings (2007 Proxy Statement and 12/31/06 10-K).

                                       11

B.       Meadow Valley is a public company in name only.

As the following graph clearly indicates, liquidly is all but non-existent, down more than 90% from 20 months ago! The Company has not been able to attract any credible Wall Street research coverage; and in discussions that we've had with many analysts, the two prevailing reasons are size/scale of enterprise and the management/Board credibility. Moreover, the Company has all of the burden and expense of being public Company.

                          MVCO 3 Month Liquidity Index
                          ----------------------------

                                [CHART OMITTED]

Source:  Bloomberg LP

                                       12

C. Meadow Valley's stock continues to trade at significant discounts to its
Peers...
As the following table summarizes, Meadow Valley trades at between a 34%-57%
discount to the average multiples of its peer group (E&C and Materials companies) as measured by: Enterprise Value to Revenue, Enterprise Value to
Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) and the
Price/Earnings Ratio.

                                                                         LTM
Comparable Company Analysis                                           Multiples
----------------------------                                 ------------------------------------------        Debt/
                                                   EV/Revenue           EV/EBITDA             P/E             Equity
--------------------------------------------------------------------------------------------------------   ----------------

Meadow Valley Corp.                                         0.3x                4.9x             15.4x            30.2%
--------------------------------------------------------------------------------------------------------   ----------------
Granite Construction Inc.                                   0.6x               10.1x             23.6x             7.7%
Sterling Construction Co. Inc.                              0.9x               10.0x             22.2x             9.4%
Perini Corp.                                                0.3x               10.0x             20.4x             1.6%
Matrix Service Co.                                          1.2x               18.6x             37.5x             0.7%
US Concrete Inc.                                            0.6x                6.7x             13.4x               NM
--------------------------------------------------------------------------------------------------------   ----------------
Max                                                         1.2x               18.6x             37.5x             9.4%
Average                                                     0.7x               11.1x             23.4x             4.8%
Min                                                         0.3x                6.7x             13.4x             0.7%
--------------------------------------------------------------------------------------------------------   ----------------

-------------------------------------------------------------------------------------------------------
MVCO Discount to (avg.) Peers                              56.9%               55.5%             34.3%
-------------------------------------------------------------------------------------------------------

---------------------------------- ----------------------------------------------------------------------------------------
Source: Company filings and CapitalIQ.

                                       13

D. ...and the stock has vastly underperformed: (a) the Russell 2000 Index, (b)
the Dow Jones construction and Materials Index and (c) two key industry players,
(i) Granite Construction and (ii) Sterling Construction; which in the aggregate are up approximately 20% relative to Meadow Valley being down almost 25%.

                          Comparable Performance Index
                          ----------------------------

                                [CHART OMITTED]

Source:  Bloomberg LP

                                       14

Exhibit B - Form 8-K analysis

In our analysis, we compared the Company's stock price 2 days following each 8-K filing with the closing stock price the day before each 8-K filing. Our rationale is that by the close of the second day, all information contained in the 8-K is known and priced by the market (Efficient Market Theory). We believe this analysis is both relevant, in that it reflects the material events/outcomes that our Board and management have executed on, and it is a completely objective short-term measurement of value creation or destruction based on those material events.

As the table below summarizes (the data is attached hereto), an astounding 53.2%
Of the Owner's value evaporated cumulatively by the end of the second day following the 8-K filing. To be clear, this is not an exercise in skewing the data; as more than 75% of the 8-K's resulted in short-term value destruction.
Moreover, the data worsens relative to both the Russell 2000 Index and the Dow
Jones Construction and Materials Index. The relative comparison, which we have aptly coined as the "Meadow Valley Misery Gap", is an astounding 56.6% and
63.1%, respectively.

-----------------------------------------------------------------------------------------------------------
Summary Statistics: Form 8-K Analysis                          MVCO         Russell 2000         DJCM
                                                                                Index           Index
-----------------------------------------------------------------------------------------------------------

Number of 8-Ks Analyzed                                                20               NA              NA
Increase in Shares Outstanding                                      23.3%               NA              NA

Overall Dollars Created/(Destroyed)                          (30,209,225)               NA              NA
Change in Price during Measurement Period                          -24.6%           10.87%          23.67%
Percent of 8-Ks with Positive Effect on Price/Index                 23.8%            52.4%           61.9%

-----------------------------------------------------------------------------------------------------------
Overall Effect of 8-K on price                                    -53.21%            3.41%           9.89%
MVCO Shareholder Misery Gap                                            NM          -56.63%         -63.11%
-----------------------------------------------------------------------------------------------------------

Sources: Company Form 8-K Filings and Bloomberg LP

                                       15

Meadow Valley Corporation
Value Destruction/Creation
Comparative 8-K Analysis

                                                                                                  MISERY              MISERY
                                                                                                   INDEX   % CHANGE    INDEX
DATE OF 8-K                         MVCO SHARES   % CHANGE       DOLLAR VALUE        % CHANGE       R2K      DJCM      DJCM
REPORT/ TOPIC   SUBJECT OF 8-K      OUTSTANDING    IN MVCO   CREATED/(DESTROYED)   IN R2K INDEX    INDEX     INDEX     INDEX
-------------   -----------------   -----------   --------   -------------------   ------------   ------   --------   ------

10/9/2007       Amended Terms of      5,129,760    -4.00%     $ (2,462,284.80)         -0.61%      -3.39%     0.43%    -4.43%
Financial       Revolver

9/20/2007       Investor              5,129,760    -7.34%     $ (4,821,974.40)         -1.42%      -5.92%    -0.95%    -6.40%
Operations      Presentation
                by CEO, Brad
                Larson
                DA Davidson
                Conference
8/9/2007        Quarterly Report,     5,129,760    -2.07%     $ (1,385,035.20)         -1.99%      -0.07%    -1.59%    -0.47%
Operations      Q207

7/2/2007        RMX Stock             5,129,760    -0.78%     $   (564,273.60)          1.97%      -2.75%     2.04%    -2.82%
Financial       Purchase

5/9/2007        Quarterly Report,     5,129,760    -5.32%     $ (3,693,427.20)         -0.16%      -5.16%     1.37%    -6.69%
Operations      Q107

4/20/2007       COO Retires           5,125,760    -1.18%     $   (820,121.60)          0.86%      -2.04%     1.71%    -2.89%
Operations

3/14/2007       Investor              4,998,416     1.36%     $    849,730.72           1.25%       0.11%     0.41%     0.95%
Operations      Presentation
                by CEO, Brad
                Larson
                B. Riley
                Conference

3/8/2007        Quarterly Report,     4,998,416    -0.62%     $   (399,873.28)          1.69%      -2.31%     0.97%    -1.60%
Financial       Q406

3/6/2007        New Indemnification   4,998,416    -1.35%     $   (849,730.72)          2.77%      -4.13%     3.24%    -4.59%
Governance      Agreements for
                Officers/Directors

2/13/2007       Rights Agreement -    4,998,416    -0.48%     $   (299,904.96)          1.20%      -1.68%     1.42%    -1.90%
Governance      Poison Pill

2/5/2007        Amended Corporate     4,998,416     2.70%     $  1,649,477.28           0.84%       1.86%    -0.62%     3.31%
2/13/2007       Bylaws
Governance

11/14/2006      Quarterly Report,     4,998,416    -1.06%     $   (549,825.76)          2.37%      -3.44%     2.07%    -3.13%
Financial       Q306

11/1/2006       Increased Bonding     4,165,963    -4.77%     $ (2,124,641.13)         -1.84%      -2.93%    -0.55%    -4.22%
Operations      Limit AND CFO
                Emplyment Agmt.

10/20/2006      Private Placement     4,165,963    -9.26%     $ (4,165,963.00)         -0.65%      -8.61%    -0.15%    -9.11%
Financial       of Equity Securities

8/14/2006       NO 8-K FILED          4,165,963    -5.50%     $ (2,291,279.65)          4.18%      -9.68%     4.38%    -9.88%
Financial       Form 10-Q for
                period ending
                June 30, 2006

8/4/2006        Settles               4,160,853    -1.46%     $   (624,127.95)         -2.40%       0.94%    -1.69%     0.23%
Operations      Arbitration with
                Former
                Subcontractor

7/5/2006        New Contract          4,160,853     7.54%     $  3,578,333.58          -2.94%      10.49%    -3.29%    10.84%
Operations

6/19/2006       Construction          4,160,853     0.83%     $    374,476.77          -0.35%       1.18%     0.45%     0.39%
Operations      Project
                Claims Update

5/15/2006       Quarterly Report,     4,160,853    -7.11%     $ (3,453,507.99)         -2.23%      -4.88%    -5.04%    -2.07%
Financial       Q106

4/3/2006        Doty Appointment      4,160,853     0.16%     $     83,217.06           0.15%       0.02%     3.49%    -3.32%
Operations

3/8/2006        Quarterly Report,     4,160,853   -13.51%     $ (8,238,488.94)          0.73%     -14.24%     1.79%   -15.30%
Financial       Q405
                                                  ------      ---------------          -----      ------     -----    ------
Cummulative Change                                -53.21%     $(30,209,224.77)          3.41%     -56.63%     9.89%   -63.11%
Percent Winners                                                          23.8%                      52.4%               61.9%